December 16, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention: Mr. Mike McTiernan, Special Counsel

Re:	CRM Holdings, Ltd. (the “Company”) Registration Statement on Form S-1 File No. 333-128424
Ladies and Gentlemen:
     On behalf of the Company, request is hereby made that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on December 20, 2005 at 3:00 P.M. Eastern Time, or as soon thereafter as may be practicable.
     In connection with our submission of this request, we acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CRM HOLDINGS, LTD.
By:	/s/ Daniel G. Hickey, Jr.
Daniel G. Hickey, Jr.
Co-Chief Executive Officer

By:	/s/ Martin D. Rakoff
Martin D. Rakoff
Co-Chief Executive Officer